EXHIBIT 11.1

COMPUTATION OF PER SHARE EARNINGS

	Quarter Ended September 30,		Nine months Ended September 30,
	2004	2003	2004	2003
Diluted net income (loss) per share:
Net income (loss) to common shareholders	$891,000	$554,000	$(4,882,000)	$4,800,000

Average number of shares outstanding	8,380,173	8,670,575	8,490,376	8,585,550
Net effect of dilutive stock options based on treasury stock method	4,973	1,075,666	—	1,075,666
Total average shares	8,385,146	9,746,241	8,490,376	9,661,216

Diluted net income (loss) per share	$0.11	$0.06	$(0.58)	$0.50